Exhibit 10.2
EXECUTION COPY

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this "Agreement"), is made and entered into as of the Effective Date (as hereinafter defined), by and between Clark Benson, LLC and/or its successors ("Company"), a Delaware limited liability company, Clark Consulting Inc. ("Clark"), a Delaware corporation, Clark, Inc., a Delaware corporation ("CI") and James M. Benson, a resident of Massachusetts (the "Executive").

W I T N E S S E T H:

WHEREAS, Clark has formed the Company to conduct the business hereinafter described; and

WHEREAS, Clark owns seventy-five percent (75%) of the Company's issued and outstanding "Units" as defined in the Company's Limited Liability Company Agreement dated January 26, 2006 (the "LLC Agreement"); and

WHEREAS, the Company intends to engage in the Financial Planning/General Insurance Agency business in the State of Illinois and throughout the United States; and

WHEREAS, the Company desires to employ the Executive in the capacity of President and Chief Executive Officer of the Company, upon the terms and conditions hereinafter set forth; and

WHEREAS, Clark and CI have agreed to guarantee all obligations of the Company to the Executive hereunder; and

WHEREAS, the Executive is willing to enter into this Agreement with respect to his employment and services as President and Chief Executive Officer of the Company upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and obligations contained herein, the Company hereby employs the Executive and the Executive hereby accepts such employment as President and Chief Executive Officer of the Company upon the terms and conditions hereinafter set forth:

1. Term of Employment.

(a)   The term of employment under this Agreement shall commence on January 3, 2006 (the "Effective Date") and shall extend through December 31, 2010, subject to Section 8 of this Agreement (the "Initial Term"). Subject to the survival of certain provisions herein as provided in Section 28, this Agreement shall terminate on the effective date on which Executive's employment hereunder is properly terminated pursuant to and in accordance with the provisions of this Agreement.

(b)   Clark shall fund the operations of the Company pursuant to the terms of the LLC Agreement and in the amounts set forth therein, but at least for the period commencing January 3, 2006 through December 31, 2006. Prior to the commencement of each fiscal year, Executive and the Manager of the Company agree to submit jointly to the Clark Board of Directors a budget for funding the Company for the upcoming fiscal year. On or before December 31, 2006, December 31, 2007, December 31, 2008, December 31, 2009 and the December 31 preceding any year for which this Agreement is extended, the Clark Board of Directors (the "Clark Board") shall make a good faith determination as to whether to continue to fund the operations of the Company during the next calendar year. If the Executive voluntarily resigns his employment other than as a Constructive Termination during such period, no additional amounts, except for the Accrued Obligations as defined in Section 9(a) below, shall be payable to the Executive.

(c)   Beginning in 2009, and in any fiscal year of the Company thereafter, if the Company receives positive Modified EBITA (as defined in the LLC Agreement), the Term of this Agreement shall automatically be extended through the date which is two (2) years beyond the close of such fiscal year, and the Company cannot terminate the Executive's employment during such two (2) year period except pursuant to Section 8(e) hereof and except for Cause, death or Permanent Disability.

(d)   Beginning in 2009, if the Company does not receive positive Modified EBITA during any two consecutive fiscal years, the Company may terminate Executive's employment hereunder at any time during the ninety (90) day period following the close of such second fiscal year on thirty (30) days written notice.

(e)   Duties of the Executive. The Executive shall serve as the President and Chief Executive Officer of the Company with the duties, responsibilities, authority and status normally associated with such position. In accordance with the foregoing, Executive shall, subject to oversight by the Manager (as defined in the LLC Agreement) of the Company and consistent with the Company's annual budget, have the authority over and be responsible for the day-to-day operations of the Company, hiring and firing of staff and employees of the Company, manage the acquisition activities of the Company (provided, however that all acquisitions will be subject to the approval of the CI Board), retaining outside professionals and services related to the operation of the Company and any other matters consistent with the position of President and Chief Executive Officer. The Executive agrees that during the term of this Agreement, he will devote substantially all his full professional and business-related time, skills and best efforts to the businesses of the Company and shall report directly to the Manager. In connection therewith, the Executive will endeavor to establish an operating platform to acquire insurance-related distribution firms for the purpose of providing financial planning, estate planning, employee benefits and wealth management services to clients of the Company. Notwithstanding the foregoing, Executive and the Manager shall cooperate and work together in good faith in determining strategy and goals, on what funding of the Company is necessary to implement such strategy and accomplish such goals, and what is the best direction for the Company. The Executive may engage in personal investment and related activities provided such activities are disclosed to the Company (in accordance with his disclosure obligations as a member of the Board of Directors of CI) and do not interfere with the performance of his duties hereunder or violate the non-solicitation, non-competition and confidential information provisions set forth

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herein, including, without limitation, real estate investments. Nothing herein, however, will prevent the Executive, (a) upon approval of the Chairman of the Board of CI, the parent of Clark, from service as a director or trustee of other corporations or businesses which are not directly or indirectly in competition with the business of the Company or in competition with any present or future CI Affiliate (as defined in Section 22, below), (b) from service on civic or charitable boards or committees, or (c) from engaging in personal, passive, investment activities; provided such activities do not interfere with the performance of his duties hereunder or violate the non-solicitation, non-competition and confidential information provisions set forth herein. Executive shall be indemnified and provided with liability insurance for actions performed in the course of his employment and service as a member of the CI Board of Directors (the "CI Board") to the same extent as the Chief Executive Officer and President of CI.

     2.   <u>Board Positions</u>.

     (a)   Subject to approval by the CI Board of Directors, Executive will be offered a presently vacant seat on the CI Board of Directors for which he will not receive separate consideration; provided that if Executive is not offered a seat on the CI Board of Directions, this Agreement is void *ab initio*. Executive agrees to promptly resign his seat on the CI Board of Directors upon termination of his duties under this Agreement.

     (b)   In discharging his responsibilities as a Director of CI, Executive will comply, in all material respects, with the applicable provisions of the CI Certificate of Incorporation, as amended, By-laws and applicable law.

     3.   <u>Annual Salary</u>. The Company shall pay the Executive an annual salary of One Million Dollars ($1,000,000), for each year of this Agreement (or fraction for portions of a year) ("Salary"). The Executive's Salary shall be subject to all appropriate federal and state withholding taxes and shall be payable in accordance with the normal payroll procedures of the Company.

     4.   <u>Benefits</u>. The Executive and his eligible dependents shall be eligible to participate in the benefit programs (other than bonus programs) made available generally to all employees of the Company (which are the benefit programs of CI), as well as the CI non-qualified deferred compensation plan that is generally available to executives of CI and Clark; provided, however, that the Executive and his eligible dependents must meet any and all eligibility provisions required under such benefit programs. The applicable benefit programs are listed in Exhibit A. CI, Clark or the Company, as necessary, shall take all actions necessary to make Executive and his dependents eligible for such plans, including, without limitation, amending the applicable benefit programs. So long as CI, Clark or the Company maintains one or more group health plans, CI, Clark or the Company shall at all times while Executive is employed by the CI, Clark or the Company maintain a group health plan with medical coverage for Executive and his eligible dependents. The Company will use its best efforts to develop a fully retiree paid, retiree medical plan that would be available to Executive and his spouse ("Retiree Medical").

     5.   <u>Paid Time Off</u>. The Executive shall be entitled to receive paid time off (PTO), under the terms of the Company's then current PTO Plan, during each calendar year in

accordance with Executive's Length of Service, which PTO Plan shall provide for a minimum of twenty (20) paid vacation days per annum for Executive. For this PTO benefit provision only, Length of Service shall mean the periods of Service by the Executive after January 3, 2006 plus ten years.

6.   Reimbursement of Expenses. The Company recognizes that the Executive will incur legitimate business expenses in the course of rendering services to the Company hereunder. Accordingly, the Company shall reimburse the Executive, upon presentation of receipts or other adequate documentation, for all necessary and reasonable business expenses incurred by the Executive in the course of rendering services to the Company under this Agreement (including, without limitation, expenses incurred that are consistent with the Company's Travel Policy) then in effect. This includes reimbursements for the usage of a cellular phone while this Agreement remains in effect. Credits to the Airline Frequent Flyer accounts of the Executive as a result of business travel shall belong to the Executive.

7.   Working Facilities. The Executive shall be furnished an office, administrative assistance and such other facilities and services suitable to his position and adequate for the performance of his duties ("Working Facilities") that the Executive and Manager of the Company find reasonably acceptable, and which shall be consistent with the reasonable policies of the Company. Such Working Facilities shall be located in the Boston, Massachusetts, metropolitan area.

8.   Termination. The employment relationship between the Executive and the Company created hereunder shall terminate before the expiration of the then current term upon the occurrence of any one of the following events:

(a)   Death or Permanent Disability. The death or permanent disability of the Executive. For the purpose of this Agreement, "permanent disability" of the Executive shall mean "disability" as defined under CI's long-term disability plan.

(b)   Termination for Cause. The following events, actions or inactions by the Executive shall constitute "Cause" for termination of the Executive's employment:

(i)   except in the event of the Executive's disability, a substantial, repeated and continued act of misconduct or failure by the Executive to perform his material duties or obligations to the Company pursuant to this Agreement, as determined by a majority of the members of the CI Board, which the Executive fails to remedy within thirty (30) days after written notice is received by the Executive specifying the alleged act of misconduct or failure in reasonable detail;

(ii)   conviction by the Executive of a felony; or

(iii)   the CI Board determines that the Executive has engaged in a fraudulent act resulting in personal gain or enrichment at the expense of the Company or other detriment to the Company.

Any decision to terminate the Executive's employment or to provide a notice of breach or termination shall be made only by the CI Board. Any such notice shall describe with reasonable

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specificity the cause or causes for the termination or intent to terminate the Executive's employment, as well as the effective date of the termination. Except for the ground set forth in clause (vi) above (conviction), no termination shall be effective unless and until the CI Board has afforded the Executive and his counsel an opportunity to be heard in person (or as part of a teleconference Board meeting), with reasonable notice thereof (not less than ten (10) business days) and has considered any submission made by or on behalf of the Executive. If the Company terminates the Executive's employment for any of the reasons set forth above, the Company shall have no further obligations hereunder from and after the effective date of termination (other than as set forth below in Section 10 and any other applicable sections) and shall have all other rights and remedies available under this Agreement or any other agreement and at law or in equity. Nothing herein, however, shall affect the Executive's right to contest such termination pursuant to the terms of this Agreement.

(c)   Constructive Termination. In the event of (i) the assignment to the Executive of any duties inconsistent in any material respect with the Executive's position (including status, offices, titles and reporting relationships), authority, duties or responsibilities as contemplated by this Agreement, or any other action by the Company which results in a significant diminution in such position, authority, duties or responsibilities, excluding any isolated and inadvertent action not taken in bad faith and which is remedied by the Company within ten (10) days after receipt of a notice thereof given by the Executive; (ii) a failure to pay or provide, or a reduction of, Executive's Salary or a failure to pay any distribution under Section 3.01 of the LLC Agreement, benefits or PTO other than as permitted by this Agreement; (iii) the Executive being required, without his consent, to relocate to a principal place of employment outside of the Boston metropolitan area; (iv) any material breach of this Agreement by the Company that is not rectified by the Company within thirty (30) days of written notice to the Company of the same by the Executive or his representative; (v) if the Clark Board determines not to fund the Company for the period January 1, 2007 through December 31, 2007, January 1, 2008 through December 31, 2008, January 1, 2009 through December 31, 2009, January 1, 2010 through December 31, 2010, or any extension of the Term of this Agreement; or (vi) if the Company exercises its Call Right (as defined in the LLC Agreement), the Executive shall have the right to terminate his employment and such termination shall be deemed a Constructive Termination and shall be treated in all respects as if it had been a termination of employment by the Company with Notice.

(d)   Termination by the Executive with Notice. The Executive may terminate his employment at any time without liability to the Company arising from the resignation of the Executive upon ninety (90) days prior written notice to the Company. The Company retains the right after proper notice of the Executive's voluntary termination to require the Executive to cease his employment immediately; provided, however, in such event, the Company shall remain obligated to pay the Executive his Salary and provide his benefits during the ninety (90) day notice period. During such ninety (90) day notice period, the Executive shall provide such consulting services to the Company as the Company may reasonably request and shall assist the Company in training his successor and generally preparing for an orderly transition.

(e)   Termination by the Company with Notice. In addition to the right to terminate the Executive's employment in accordance with Section 1(d), Section 8(a), and Section 8(b), the Company retains the absolute right after not less than thirty (30) days prior notice has been given to the Executive to require the Executive to cease his employment immediately; provided, however, in such event, the Company shall remain obligated to pay the Executive his Salary and provide his benefits during the thirty (30) day notice period. During such thirty (30) day notice period, the Executive shall provide such services to the Company as the Company may reasonably request and shall assist the Company in training his successor and generally preparing for an orderly transition.

      9.   Compensation Upon Termination.

      (a)   Accrued Obligations. Upon termination of the Executive's employment under this Agreement for any reason the Executive shall be entitled to:

      (i)   any accrued but unpaid Salary;

      (ii)   any accrued, but unpaid, PTO using the Salary as of the date of termination;

      (iii)   any authorized but unreimbursed business expenses;

      (iv)   any benefits to which the Executive is entitled under the Executive benefit programs maintained by the CI Affiliates in which the Company participates; and

      (v)   Retiree Medical (if such program then exists).

The sum of the amounts described in clauses (i) through (v) will be hereinafter referred to as the "Accrued Obligations." The Accrued Obligations shall be paid in a lump sum within thirty (30) days of the date of termination; provided that the benefits under clause (iv) will be paid or provided in accordance with the terms of the applicable Executive benefit programs.

      (b)   Compensation for Termination due to Death or Permanent Disability. Upon termination of the Executive's employment under this Agreement due to Death, the Executive's Permanent Disability, the Executive, or his estate, as the case may be, shall receive the Accrued Obligations.

      (c)   Compensation for Termination for Cause. Upon termination of the Executive's employment under this Agreement for Cause, the Executive shall be entitled to the Accrued Obligations.

      (d)   Compensation for Termination under Section 1(d). Upon termination of the Executive's employment under Section 1(d), the Executive shall be entitled to the Accrued Obligations.

      (e)   Compensation for Termination due to Constructive Termination or Termination by the Company with Notice. Upon termination of the Executive's employment under this Agreement as a result of Constructive Termination as defined in Section 8(c) or Termination by the Company with Notice as defined in Section 8(e), either during a contract year or at the end of a contract year, the Executive shall receive as his sole and exclusive remedy the Accrued Obligations and the Salary described in Section 3, or as subsequently increased, which would have been paid absent such termination, through the second annual anniversary of the date of termination (except that if the termination of Executive's employment is under Section 1(d) then the Executive shall only have the rights provided in Section 9(d)). Such amounts shall be paid in a lump sum no later than thirty (30) days from the effective date of the termination of the Executive's employment or such later date as is necessary to comply with the requirements of Code Section 409A.

(f)   Compensation for Termination by the Executive with Notice. Upon termination of the Executive's employment under this Agreement due to the Executive's resignation with notice, either during a contract year or at the end of a contract year, the Executive shall be entitled to the Accrued Obligations. Such amounts shall be paid in a lump sum no later than thirty (30) days from the termination of the Executive's employment.

(g)   Withholding; Offset. Amounts payable under this Section 9 shall be paid subject to all appropriate federal and state withholding taxes, if any, and shall be offset by any amounts due the Company under this Agreement.

10.   Non- Solicitation; Non-Competition.

(a)   The Executive acknowledges that he occupies a position of special trust and confidence with respect to the Company, and that the position imposes the obligation to act in a stewardship capacity with respect to the preservation and development of the Company and its resources for the benefit of future, as well as present, shareholders, officers, directors and employees. The Executive acknowledges that as a result of the special position he occupies with the Company, he will have access to Confidential Information (as that term is defined in that certain Intellectual Property and Confidentiality Agreement executed by Executive on the date hereof), and to trade secrets of the Company. In consideration for the compensation he will receive as an employee of the Company and in recognition of his special relationship with the Company, and to protect the Company's legitimate business interests, including but not limited to its Confidential Information, trade secrets and the goodwill of the Company's business, the Executive agrees that he shall not, (i) at any time during which he is an employee of the Company or another CI Affiliate, and (ii) for twenty-four (24) months after his termination with the Company and all CI Affiliates, for any reason, whether for his own account or for the account of any person other than a CI Affiliate, directly or indirectly, endeavor to solicit away from the Company or a CI Affiliate, or facilitate the solicitation away from the Company or a CI Affiliate of, any Client of the Company or a CI Affiliate or induce same to limit, alter or reduce its relationship with the Company.

(b)   In addition, (i) at any time during which Executive is an employee of the Company or another CI Affiliate, and (ii) for twelve (12) months after his termination with the Company and all CI Affiliates, for any reason, whether for his own account or for the account of any person other than a CI Affiliate, the Executive, directly or indirectly, shall not endeavor to (A) acquire companies with the same characteristics as companies that the Company has acquired or endeavored to acquire, or (B) set up an affiliate distribution system similar to that at the Company; provided, however, that nothing herein shall prohibit the Executive from acting as a senior executive at an entity which engages in such business activities other than as a principal line of its overall business so long as he is not personally involved in or directing such activities,

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and provided further that nothing herein shall prohibit Executive from being an owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded, so long as he has no active participation in the business of such corporation.

(c)   The Executive shall not, (i) at any time during which he is an employee of the Company or another CI Affiliate, and (ii) for twenty-four (24) months after his termination for any reason from the Company and all CI Affiliates, whether for his own account or for the account of any person other than a CI Affiliate, directly or indirectly, induce away from the Company or a CI Affiliate, or facilitate the inducement away from the Company or a CI Affiliate of, any personnel of the Company or a CI Affiliate or interfere with the faithful discharge by such personnel of their contractual and fiduciary obligations to serve the Company's or a CI Affiliate's interests and those of its Clients of undivided loyalty.

(d)   "Client" as used in this Section 10 shall mean any person or entity for whom the Company or a CI Affiliate performed services or provided products within the twenty-four (24) months immediately preceding the termination of the Executive's employment with the Company and all CI Affiliates; or who was identified on a Company database as a prospective client for whom one or more formal presentations or proposals had been submitted during such time period.

(e)   The post-employment restrictions set forth in clauses (a)(ii), (b)(ii) and (c)(ii) of this Section 10 will not apply if Executive's employment is terminated pursuant to Sections 8(c) or 8(e).

11.   Confidential Information. Executive shall abide by the terms of the Company's standard Intellectual Property and Confidentiality Agreement, which is attached hereto as Exhibit B.

12.   Property of the Company. The Executive acknowledges that from time to time in the course of providing services pursuant to this Agreement he shall create or have the opportunity to inspect and use certain property, both tangible and intangible, of the Company and the Executive hereby agrees that such property shall remain the exclusive property of the Company, and the Executive shall have no right or proprietary interest in such property, whether tangible or intangible, including, without limitation, the Executive's customer and supplier lists, contract forms, books of account, computer programs and similar property.

13.   Key-Man Life Insurance. The Executive agrees that the Company may purchase at least $10,000,000 of key-man life insurance on the life of Executive at the expense of the Company and acknowledges that the benefits under such policy shall be paid to the Company and not to or for the Executive's benefit. The Executive agrees to cooperate, including taking a physical, to allow the Company to obtain such life insurance.

14.   Equitable Relief. The Executive acknowledges that he possesses unique skills, knowledge and ability and that competition, solicitation or divulgence of confidential information by him in violation of this Agreement would be extremely detrimental to the Company. By reason thereof, the Executive agrees that the Company shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to injunctive and

other equitable relief to prevent or curtail any breach of Sections 10, 11 or 12 of this Agreement by him.

15. <u>Guarantee</u>. CI and Clark shall take all actions necessary to fulfill all obligations of the Company, CI and Clark to the Executive under this Agreement and hereby guarantee that, on the failure of the Company to fulfill any financial obligation to the Executive hereunder, CI and Clark promptly shall do so.

16. <u>Assignment</u>. The Company may assign its rights and obligations under this Agreement to any successor in interest, whether by merger, consolidation, or sale of substantially all of its assets. This Agreement is personal to the Employee and may not be assigned in any way by the Executive without the prior written consent of the Company.

17. <u>Severability and Reformation</u>. The parties hereto intend all provisions of this Agreement to be enforced to the fullest extent permitted by law. If, however, any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future law, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof, and the remaining provisions shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance. Further, if any provision is held to be overbroad, a court may modify that provision to the extent necessary to make the provision enforceable according to applicable law and enforce the provision as modified.

18. <u>Integrated Agreement</u>. This Agreement constitutes the entire Agreement between the parties hereto with regard to the subject matter hereof, and there are no agreements, understandings, specific restrictions, warranties or representations relating to said subject matter between the parties other than those set forth herein, specifically referenced herein or otherwise herein provided for.

19. <u>Notices</u>. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight delivery service, cable, telegram, facsimile transmission or telex to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

 If to the Company, Clark or CI:

> c/o Clark Consulting, Inc.
> 102 South Wynstone Park Drive
> North Barrington, Illinois 60010
> Attn: Mr. W. T. Wamberg
> Chairman and Chief Executive Officer

With a copy in the event of notice to the Company, Clark or CI to:

> Vedder, Price, Kaufman and Kammholz, P.C.
> 222 N. LaSalle Street
> Chicago, Illinois 60601
> Attn: Lane R. Moyer, Esq.

If to Executive:

> Mr. James M. Benson
> 63 Winsor Way
> Weston, MA 02493

With a copy to:

> Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
> One Financial Center
> Boston, MA 02111
> Attn: Robert M. Gault, Esq.

Notice so given shall, in the case of notice so given by mail, be deemed to be given and received on the fourth calendar day after posting, in the case of notice so given by overnight delivery service, on the date of actual delivery and, in the case of notice so given by cable, telegram, facsimile transmission, telex or personal delivery, on the date of actual transmission or, as the case may be, personal delivery.

20.   Further Actions. Whether or not specifically required under the terms of this Agreement, each party hereto shall execute and deliver such documents and take such further actions as shall be necessary in order for such party to perform all of his or its obligations specified herein or reasonably implied from the terms hereof.

21.   GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF ILLINOIS.

22.   Application of Terms. Whenever used herein the terms Clark, Inc., Clark Consulting, Inc. and Clark Benson, LLC (or the Company), (or any abbreviations thereof) shall include all affiliates that are 50% or more owned, directly or indirectly, by Clark, Inc. and successors thereof (the "CI Affiliates" or, individually, a "CI Affiliate").

23.   Counterparts. This Agreement may be executed in counterparts, each of which will take effect as an original and all of which shall evidence one and the same Agreement.

24.   Arbitration. Without limiting the right of the Company or the Executive to seek equitable relief to prevent irreparable injury, any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof, which has not been resolved by agreement within 60 days after written notice thereof by the affected Party shall be settled by arbitration in accordance with the then current Center for Public Resources Rules for Non-

Administered Arbitration of Business Disputes, by a sole arbitrator. The Company and Executive shall share equally the cost of filing, arbitrators' fees and other expenses of administration of the arbitration. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1-16, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The place of arbitration shall be Chicago, Illinois. The arbitrator is not empowered to award damages in excess of compensatory damages and each Party hereby irrevocably waives any right to recover such damages with respect to any dispute resolved by arbitration.

25. <u>IRC Section 409A</u>. If and to the extent that any payment or form of compensation payable to Executive under the terms of this Agreement is or becomes subject to Section 409A of the Internal Revenue Code of 1986, as amended, Treasury Notice 2005-1 and any related 409A regulations or guidance (collectively referred to hereinafter as "409A"), CI, Clark or Company and Executive agree to cooperate with each other in good faith to take any reasonable actions necessary including, without limitation, amending this Agreement by way of mutually agreed upon amendments, to prevent the application of or mitigate the impact of 409A. In accordance with the foregoing, CI, Clark or Company shall use its reasonable best efforts to inform Executive of any payments or compensation that may be subject to Code Section 409A.

26. <u>Authority</u>. Each of the undersigned hereby warrants that he has the full authority to execute and enter into this Agreement and has obtained all consents, approvals and authorities of any person, committee or entity necessary to make this Agreement binding and fully enforceable against the party for which he signs.

27. <u>Insurance</u>. The Company will secure and maintain at all times standard Employment Practices Liability Insurance and Director and Officer Liability Insurance covering Executive in Executive's capacity as an officer and employee of the Company. The insurance shall be in amounts and scope of coverage that are commercially reasonable and customary and at least equal to the amounts and scope of coverage provided for the officers and other directors of CI and Clark. The Director and Officer coverage shall include at least Side A and Side B coverage.

28. <u>Survival</u>. In order to accomplish the intent and purpose of all of the provisions of this Agreement, certain provisions of this Agreement shall survive the termination of this Agreement including, without limitation, provisions of Sections 4. 5. 6, 9, 10, 11, 12, 14, 15, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 27.

* * * * * *

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

CLARK CONSULTING, INC.

By: /s/ Tom Wamberg

      Its: Chief Executive Officer

Dated: January 26, 2006

CLARK, INC.

By: /s/ Tom Wamberg

      Its: Chief Executive Officer

Dated: January 26, 2006

CLARK BENSON, LLC

By: /s/ Tom Wamberg

      Tom Wamberg, its Manager

Dated: January 26, 2006

EXECUTIVE:

/s/ James M. Benson

James M. Benson

Dated: January 26, 2006

EXHIBIT A

APPLICABLE BENEFIT PROGRAMS

Plan Name	Type
Clark, Inc. 401(k) Savings Plan	401(k)
Clark Consulting Healthcare Plan	Medical/Dental
Clark Consulting Healthcare Plan (Vision)	Vision
Clark, Inc. Life Insurance Plan	Life Insurance
Clark, Inc. LTD Plan	Long Term Disability
Clark Consulting Short Term Disability Plan	Short Term Disability
Clark Consulting Flexible Benefit Plan	Section 529 FSA
Clark Consulting Group Long Term Care Plan	Long Term Care
Clark, Inc. Employee Stock Purchase Plan	ESPP
Clark Consulting Deferred Compensation Plan	DCP

CLARK BENSON, LLC

INTELLECTUAL PROPERTY AND CONFIDENTIALITY AGREEMENT

THIS AGREEMENT ("Agreement") is entered into by and between Clark Benson, LLC, a Delaware limited liability company, and its subsidiaries (collectively, "CB" or the "Company") and _____ ("Associate").

W I T N E S S E T H:

WHEREAS, CB desires to employ the Associate in the business of the Company; and

WHEREAS, such employment of the Associate by CB may include access to and development of intellectual property proprietary to the Company; and

WHEREAS, the Company desires to expand its efforts in developing such property and desires to maintain the confidentiality of such property and other information deemed confidential by the Company; and

WHEREAS, in consideration of salary and other benefits of employment, the Associate desires to enter into such agreement with the Company.

NOW, THEREFORE, the Company and Associate agree and state as follows:

INTELLECTUAL PROPERTY

Any improvements, inventions, new techniques, processes, programs or products that have been or may be made or developed by the Associate during the course of his/her employment, within or after normal business hours, relating to the business of the Company or resulting from work the Associate did for the Company, shall be deemed to have been made or developed by the Associate solely for the benefit of the Company, and shall be the sole and exclusive property of the Company.

The Associate acknowledges that all original works of authorship, including without limitation software, manuals and documentation, that have been created by the Associate during and within the scope of employment are and shall be "works-for-hire" and the sole property of the Company.

In order to further effectuate the terms of this Agreement, the Associate agrees to assign to the Company, all of Associate's rights to patents, copyrights and other proprietary interests in any process, program, technique, product, research item, invention or other improvements which Associate has developed or may develop during the course of

Associate's employment by, or which results from work the Associate did for, the Company.

The Associate shall not, during or after the course of employment, use or disclose to any other person or entity any such process, program, technique, product, research item, invention or other improvement except as expressly authorized in writing by the Company, or to the extent that such information has been made publicly available or otherwise is no longer treated as confidential by the Company.

NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

For the purpose of this Agreement, "Confidential Information" means information of a special and unique nature and value pertaining to the business of the Company or any of its clients, customers, consultants, licensees, or affiliates and relating to such matters as, without limitation, the Company's patents, copyrights, proprietary information, trade secrets, inventions, software, systems, procedures, manuals, processes, applications, business practices and agreements, financial information, research and development, know-how and lists of customers (which are deemed for all purposes confidential and proprietary), as well as the nature and type of services rendered by the Company, the equipment and methods used and preferred by the Company's customers, and the fees paid by them.

The Associate acknowledges that in consideration for employment by the Company, Associate will have access to and be making use of, acquiring, and/or adding to Confidential Information.

Except in connection with regularly assigned duties for the Company or legal compulsion, the Associate agrees that Associate will not, at any time during or following the terms of employment, directly or indirectly use, divulge or disclose for any purpose whatsoever any Confidential Information, whether or not such Confidential Information was acquired while the Associate was engaged in the Company's affairs and regardless of by whom such Confidential Information was generated, either by the Associate or others in the employ of the Company, or outside the Company.

All copies of any Confidential Information, however and wherever produced, shall be and remain the sole property of the Company and shall not be removed from the premises or custody of the Company without prior written consent or authorization of the Company.

General provisions

Any notices to be given hereunder by either party to the other may be given by personal delivery in writing or by mail, registered or certified, postage prepaid with return-receipt requested. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS AND VENUE SHALL LIE IN COOK COUNTY, ILLINOIS. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements, in addition to any other relief to which he/she may be entitled. This Agreement may only be amended by the written consent of the parties.

EXECUTED on the day and year written below.

ASSOCIATE

Dated: _____   By: _____

THE COMPANY

Dated: _____

_____
Print Name

_____
Division

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